September 17, 2024

Richard Miller
Chief Executive Officer
SRM Entertainment, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

       Re: SRM Entertainment, Inc.
           Registration Statement on Form S-3
           Filed September 11, 2024
           File No. 333-282028
Dear Richard Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing